SEC FILE NO. 001-32552
CUSIP NUMBER 47023A309

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 2, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

(Full Name of Registrant)

Jamba, Inc.

(Former Name if Applicable)

(Address of Principal Executive Office (Street and Number))

3001 Dallas Pkwy, Suite 140

(City, State and Zip Code)

Frisco, Texas 75034

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As of March 19, 2018, the filing deadline for its Annual Report on Form 10-K for its fiscal year ended January 2, 2018 (“2017 Form 10-K”), Jamba, Inc. (the “Company”) was not able to complete the preparation, review and filing of its 2017 Form 10-K due to the focus of the Company on the completion of its Form 10-K filing for its fiscal year ended January 3, 2017 (“2016 10-K”) and Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2017 (“2017 10-Qs”).  The Company requires additional time to complete the 2017 fiscal year-end financial statements and the year-end audit.

The 2016 10-K and 2017 10-Qs were completed and filed on February 12, 2018 and March 15, 2018, respectively, and significant time and resources were diverted from the Company’s completion of the fiscal year-end financial statements and year-end audit due to these matters.  As a result, the Company cannot eliminate the reasons causing the inability to file timely without unreasonable effort or expense.

With full cooperation of our newly hired audit firm, Whitley Penn, the Company intends to file the Annual Report as soon as practicable after completion of the audit. While the Company continues to work expeditiously to complete its financials and file its Form 10-K as soon as practicable, the Company does not anticipate filing the Form 10-K within the fifteen-day period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marie Perry	(469)	294-9600
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in Part III, the Company requires additional time to finalize its financial statements to be filed as part of its Form 10-K for its fiscal year ended January 2, 2018 as it completes its regular year-end closing process. The Company provided an update with respect to 2017 financial guidance in its press release dated March 15, 2018.

Forward-Looking Statements

This Form 12b-25 (including information incorporated or deemed incorporated by reference herein) contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those involving future events and future results that are based on current expectations, estimates, forecasts, and projections as well as the current beliefs and assumptions of the Company’s management. Words such as “believes”, “expects”, “appears”, “may”, “will”, “should”, “anticipates”, or the negative thereof or comparable terminology, are intended to identify such forward-looking statements. Any statement that is not a historical fact, including estimates, projections, future trends and the outcome of events that have not yet occurred, is a forward-looking statement. Forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore actual results may differ materially from those expressed in any forward-looking statements. These statements include, but are not limited to, statements referenced under the captions “Narrative” and “Other Information” above, risks and uncertainties relating to the Company’s ability to file its periodic reports with the Securities and Exchange Commission and hold its annual meeting in a manner to regain and continue to maintain compliance with Nasdaq listing rules, the Company’s business strategy and financial performance, its revenue and customer volatility based upon weather and general economic conditions, the operating results of the Company’s franchisees, additional costs expected to be incurred as a result of ongoing work relating to the Company’s financial statements, including anticipated remediation efforts relating to the material weakness disclosed in the Company’s Form 10-K, the fluctuations in various food and supply costs, competition and other risks related to the food services business, the Company’s ability to retain its executive management team and key employees and other factors discussed under the section entitled “Risk Factors” in the Company’s reports filed with the SEC. Many of such factors relate to events and circumstances that are beyond the Company’s control. You should not place undue reliance on forward-looking statements. The Company does not assume any obligation to update the information contained in this Form 12b-25.

(4)	Exhibits.

Jamba, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 19, 2018	By:	/s/ Marie Perry
Name: Marie Perry
Title: Chief Financial Officer, Chief Administrative Officer, Executive Vice President and Secretary